                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                                   ALLOY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    019855105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
/ /.

NOTE.  The Schedules  filed in paper format shall include a signed  original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

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CUSIP No. 019855105                   13D                     Page 2 of 10 Pages
---------------------                                       --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,155,960 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,393,358 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,393,358 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 019855105                   13D                     Page 3 of 10 Pages
---------------------                                       --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,155,960 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,155,960 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,155,960 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 019855105                   13D                     Page 4 of 10 Pages
---------------------                                       --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,155,960 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,393,358 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,393,358 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 019855105                   13D                     Page 5 of 10 Pages
---------------------                                       --------------------

            The  following  constitutes  the initial  Schedule  13D filed by the undersigned (the "Schedule 13D").

            Item 1.     Security and Issuer.

            This  Schedule 13D relates to the shares of common  stock,  $.01 par value (the "Common Stock") of Alloy,  Inc. (the  "Company").  The address of the principal  executive offices of the Company is 151 West 26th Street, 11th Floor,
New York, NY 10001.

            Item 2.     Identify and Background.

            This  Schedule  13D is filed by MLF  Partners,  L.P.  ("MLFP"),  MLF
Investments,  LLC  ("MLFI")  and  Matthew L.  Feshbach,  who act as a group with regards to certain aspects of shares of Common Stock.

            MLFP is a limited partnership  organized and existing under the laws of the State of Delaware.  The principal  business of MLFP is private investment consulting.  MLFP's business  address is 2401 West Bay Drive,  Suite 124, Largo,
Florida 33770. The general partner of MLFP is MLFI.

            MLFI is a limited  liability  company,  organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFI is private investment consulting and acting as the general partner of MLFP. MLFI's business address is 2401 West Bay Drive, Suite 124, Largo, Florida 33770.

            Matthew L. Feshbach  (together  with MLFP and MLFI,  the  "Reporting
Persons") is an individual whose business address is 2401 West Bay Drive,  Suite
124, Largo,  Florida 33770. His principal occupation is managing member of MLFI.
Mr. Feshbach is a United States citizen.

            During the last five years,  none of MLFP,  MLFI or Mr. Feshbach has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition,  during the last five years,  none of MLFP, MLFI or
Mr.  Feshbach  has  been a  party  to a  civil  proceeding  of any  judicial  or administrative body of competent  jurisdiction as a result of which it or he was or is subject to a judgment,  decree, or final order enjoining future violations of,  or  prohibiting  or  mandating  activities  subject  to,  federal  or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            As of the  date  of  this  Schedule  13D,  MLFP  beneficially  owned
2,155,960 shares of Common Stock. Each of MLFI and Mr. Feshbach may be deemed to beneficially  own  2,393,358  shares of Common  Stock,  consisting  of 2,155,960 shares of Common Stock owned by MLFP and 237,398 shares of Common Stock owned by an account  managed by MLFI.  The funds used to  purchase  such shares of Common
Stock came from the working capital and margin  borrowings under usual terms and conditions of the private investment limited partnership and the working capital of the managed  account.  Such shares of Common Stock were  accumulated  through purchases  made  on the  open  market  at an  aggregate  cost  of  approximately
$11,137,308, including brokerage commissions.

Item 4. Purpose of the Transaction.

            The Reporting  Persons believe that the current market prices of the shares of Common Stock are undervalued and the purchase of such shares of Common
Stock represents an attractive  investment  opportunity.  Based on the Company's financial reports and other shareholder communications, the Company is currently going through a  restructuring  phase including cost cutting and other measures.
The Reporting Persons support management's  restructuring  efforts to the extent they are focused on maximizing  shareholder value. In that regard, the Reporting
Persons believe that a spin-off of the Company's  "Merchandise  business" into a separate  publicly  traded entity should enable the businesses to focus on their core  competencies  and perform  better.  In our experience  this increase focus

---------------------                                       --------------------
CUSIP No. 019855105                   13D                     Page 6 of 10 Pages
---------------------                                       --------------------

should lead to an increase in the valuation of each of the two  businesses.  The
Reporting  Persons plan to talk to management  and the Board of Directors of the
Company  regarding  its plan to  maximize  shareholder  value and assist them if wanted or needed.

            Depending  upon  overall   market   conditions,   other   investment
opportunities available to the Reporting Persons, and the availability of shares of Common  Stock at prices  that would make the  purchase of  additional  shares desirable,  the Reporting Persons may endeavor to increase their position in the
Company through,  among other things,  the purchase of shares of Common Stock on the open market or in private  transactions,  on such terms and at such times as the Reporting Persons may deem advisable.

            None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon  completion of any of the actions  discussed  above.  Each of the Reporting
Persons  intends to review its  investment in the Company on a continuing  basis and may also engage in discussions with management and the Board of Directors of the Company concerning the business and operations. If the Company requests, the
Reporting  Persons  would be  willing to  introduce  acquisition  or  investment opportunities to the Company.  Depending on various factors  including,  without limitation,  the Company's financial position and investment strategy, the price levels of the shares of Common Stock,  conditions in the  securities  market and general  economic  and industry  conditions,  the  Reporting  Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation,  purchasing additional shares of
Common  Stock or selling  some or all of their  shares of Common  Stock,  making proposals  to  management  or the  Company's  stockholders  or to  change  their intention with respect to any and all matters referred to in Item 4.

Item 5.Interests in Securities in the Issuer.

            (a) As of the date of this  Schedule  13D,  MFLP may be deemed to be the beneficial owner of 2,155,960 shares of Common Stock,  constituting  5.2% of the shares of Common Stock  outstanding and each of MLFI and Mr. Feshbach may be deemed  to be  the  beneficial  owner  of  2,393,358  shares  of  Common  Stock, consisting of 2,155,960  shares of Common Stock owned by MLFP and 237,398 shares of Common Stock owned by an account  managed by MLFI,  constituting  5.8% of the shares of Common Stock  outstanding.  The percentages  shown herein are based on
41,416,740  shares of Common  Stock  outstanding  as of  October  10,  2003,  as reported in the Company's  Form S-3  registration  statement as filed on October
17, 2003.

            (b) Each of the  Reporting  Persons  shares  the power to vote or to direct the vote of 2,155,960  shares of Common  Stock,  or 5.2% of the shares of
Common Stock  outstanding.  MFLP shares the power to dispose of or to direct the disposition of 2,155,960 shares of Common Stock, or 5.2% of the shares of Common
Stock  outstanding and each of MLFI and Mr. Feshbach shares the power to dispose of or to direct the disposition of 2,393,358  shares of Common Stock, or 5.8% of the shares of Common Stock outstanding.

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons during the 60 days prior to the date of this filing.  All the transactions were effected through open market purchases.

            (d) None

            (e) Not Applicable.

            Item 6. Contracts,  Arrangements,  Understandings  or  Relationships
with Respect to Securities of the Issuer.

            MLFI entered into a management  agreement  with the record holder of
155,940  shares  of Common  Stock  reported  herein.  The  management  agreement provides that MLFI has the right to make  investment  decisions  with respect to such shares, including, but not limited to, their disposition.

---------------------                                       --------------------
CUSIP No. 019855105                   13D                     Page 7 of 10 Pages
---------------------                                       --------------------

            Item 7. Material to Be Filed as Exhibits.

            Exhibit No. 1 - Agreement to File Joint Schedule 13D - page 10.

             [The remainder of this page was purposely left blank.]

---------------------                                       --------------------
CUSIP No. 019855105                   13D                     Page 8 of 10 Pages
---------------------                                       --------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2003

                                        MLF Investments, LLC

                                        By: /s/ Matthew L. Feshbach
                                            --------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        /s/ Matthew L. Feshbach
                                        ------------------------------------
                                        Matthew L. Feshbach

                                        MLF Partners, L.P.

                                        By: MLF Investments, LLC,
                                            Its general partner

                                        By: /s/ Matthew L. Feshbach
                                            --------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

---------------------                                       --------------------
CUSIP No. 019855105                   13D                     Page 9 of 10 Pages
---------------------                                       --------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A.  Transactions by the Private Investment Limited Partnership

    Shares of Common Stock
            Purchase                   Price Per Share ($)      Date of Purchase
            --------                   -------------------      ----------------

              32,200                         5.4159                12/01/03
             500,000                         4.7000                11/19/03
             500,000                         4.5500                11/18/03
             500,000                         4.6500                11/18/03
              27,680                         4.5159                11/17/03
              75,280                         4.6289                11/14/03
              80,000                         4.7003                11/13/03
              64,000                         4.6837                11/12/03
              40,000                         4.5646                11/11/03
              72,000                         4.6516                11/10/03
              92,800                         4.5487                 11/7/03
              56,000                         4.3157                 11/6/03
             116,000                         4.2312                 11/5/03

B.  Transactions by the Managed Account

    Shares of Common Stock
            Purchase                   Price Per Share ($)      Date of Purchase
            --------                   -------------------      ----------------

                 100                         5.3400                12/01/03
              41,293                         5.0640                11/28/03
              20,065                         5.2737                11/25/03
              20,000                         4.8344                11/25/03
               6,920                         4.5159                11/17/03
              18,820                         4.6289                11/14/03
              20,000                         4.7003                11/13/03
              16,000                         4.6837                11/12/03
              10,000                         4.5646                11/11/03
              18,000                         4.6516                11/10/03
              23,200                         4.5487                 11/7/03
              14,000                         4.3157                 11/6/03
              29,000                         4.2312                 11/3/03

---------------------                                       --------------------
CUSIP No. 019855105                   13D                    Page 10 of 10 Pages
---------------------                                       --------------------

                                   EXHIBIT 1.1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

            Pursuant to Regulation Section 240.13d-1(k)(1) promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Midas Inc., and that such statement shall be filed on behalf of each of them.

            This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original.

December 1, 2003

                                        MLF Investments, LLC

                                        By: /s/ Matthew L. Feshbach
                                            --------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        /s/ Matthew L. Feshbach
                                        ------------------------------------
                                        Matthew L. Feshbach

                                        MLF Partners, L.P.

                                        By: MLF Investments, LLC,
                                            Its general partner

                                        By: /s/ Matthew L. Feshbach
                                            --------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member